Exhibit 99.1

(1)         The amount of securities of Aprea Therapeutics, Inc. (the “Issuer”) reported as beneficially owned includes shares held of record by: KDev Investments AB, Karolinska Development AB and KCIF Co-Investment Fund KB (collectively, the "Reporting Persons").

(2)         Karolinska Development AB (“Karolinska”) is the majority owner and co-manager of KDev Investments AB and a limited partner of KCIF Co-Investment Fund KB.   Karolinska and each of the other Reporting Persons disclaim beneficial ownership of any shares of the Issuer’s Common Stock owned of record by any of the other Reporting Persons except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address of each of (i) KDev Investments AB, (ii) Karolinska Development AB, and (iii) KCIF Co-Investment Fund KB is Tomtebodavägen 23A, SE 171 65 Solna, Sweden.

(3)        These shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (collectively, "Preferred Stock") will automatically be converted into shares of the Issuer's common stock, par value $0.001, on a 1-for-1 basis, immediately prior to the completion of the Issuer's initial public offering. The Preferred Stock has no expiration date.